Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Announces Completion of Share Consolidation

TORONTO, CANADA - May 25, 2010 - Lorus Therapeutics Inc. (TSX: LOR; OTCBB: LRUSF) (“Lorus” or the “Company”), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today announced the completion of the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every thirty (30) pre-consolidation common shares. The Company expects the common shares to begin trading on the Toronto Stock Exchange and the OTC Bulletin Board in the United States on a consolidation-adjusted basis on or about May 31, 2010. Letters of transmittal providing for the exchange of certificates representing pre-consolidation common shares for certificates representing post-consolidation shares are expected to be delivered to shareholders on or about May 26, 2010.

This news release is not an offer to sell or the solicitation of an offer to buy any securities of Lorus in the United States or in any other jurisdiction where an offer is unlawful.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR and on the OTCBB under the symbol LRUSF.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.sedar.com.  For SEDAR filings prior to July 10, 2007 you can find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

Forward Looking Statements
Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In particular, this press release contains, without limitation, forward-looking statements pertaining to:
•	the timing of mailing of letters of transmittal to shareholders; and
•	the expected date upon which the post-consolidation common shares will begin trading on the Toronto Stock Exchange.
With respect to forward-looking statements contained in this press release, we have made assumptions regarding various matters. Although we believe that the expectations reflected in the forward-looking statements contained in this press release, and the assumptions on which such forward-looking statements are made, are reasonable, we cannot assure you that such expectations will prove to be correct.

Readers are cautioned not to place undue reliance on forward-looking statements included in this press release, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward looking statements. These risks and uncertainties include those identified in the public disclosure filed by the Company with securities regulatory authorities.

The forward-looking statements contained in this press release speak only as of the date of this press release. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

For further information, please contact:

Lorus Therapeutics Inc.
Dr. Saeid Babaei, 1-416-798-1200 ext. 490
ir@lorusthera.com